Press Release	Source: Left Right Marketing Technology Inc.

Left Right Marketing Technology Inc. Enlists IT Strategies International Corp. to Help Launch CrazyGrazer.com

Tuesday July 20, 6:00 am ET

LAS VEGAS, NV--(MARKET WIRE)--Jul 20, 2004 -- Crazy Grazer LLC, a wholly owned subsidiary of Left Right Marketing Technology, Inc. (OTC BB:LRMK.OB - News), the leading marketing company enabled by technology, today announced that it has enlisted the services of Las Vegas based computer consulting firm, IT Strategies International Corp.

Effective immediately IT Strategies' consultants will help launch CrazyGrazer.com's three well-branded e-commerce websites, as well as the company's publicly accessible shopping kiosks and an in-room hotel-shopping network.

IT Strategies International Corp., a privately held global computer-consulting firm, has assigned several consultants to Crazygrazer.com to provide specialized expert information technology skills and in-house staff information systems support.

"We have enlisted IT Strategies International Corp because their consultants are very well rounded in a number of industries including e-commerce. In the past they have helped us expedite the deployment of our call center system and our Yahoo store website," said Left Right Marketing Technology, Inc., President/CEO, Mick Hall.

CrazyGrazer.com will soon target consumers looking for additional value beyond what is normally found in most outlet malls.

"Several of our consultants have been assisting CrazyGrazer.com, provide technical expertise to make the site a viable operation with superior customer service for their clients," said IT Strategies Executive Vice President Mike Marriott. "Information technology can open doors in many different industries, including retail."

For more information on IT Strategies International visit www.itstrategiesint.com.

Investors and LRMK stockholders are urged to read LRMK's annual report on Form 10-KSB and Forms 8-K, available free of charge on the SEC's Web site, www.sec.gov.

Forward-Looking Statements: The statements in this press release regarding the company's business plans, any opinions expressed about NeoLink and its holdings, the anticipated revenue from acquisition, any benefits of the anticipated consumer impact from various points of contact as a result of new technology, anticipated perceptions of stockholders based on shopping methods offered, anticipated timing for closing the acquisition, the company's future success, the company's ability to take advantage of market trends, the success of e-commerce, future opportunities and any other effect, result or aspect of the transactions and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired business, costs, delays, and any other difficulties related to the outlet store launch and shopping over cell phones, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Bonnie Smith

Left Right Marketing Technology Inc.

702/260-9305

bsmith@crazygrazer.com

Charles Leone

Alan Taylor Communications

212/714-1280

charles@alantaylor.com